                        THIS REPORT HAS BEEN FILED WITH
                     THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
                ------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                ------------------------------------------------

                                     FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).





Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940




                        Commission File Number 000-20841

                U G L Y  D U C K L I N G  C O R P O R A T I O N
             (Exact name of registrant as specified in its charter)


                 Delaware                           86-0721358
      (State or other jurisdiction of            (I.R.S. employer
       incorporation or organization)           identification no.)

                            2525 E. Camelback Road,
                                   Suite 1150
                             Phoenix, Arizona 85016

              (Address of principal executive offices) (Zip Code)
       Registrant's telephone number, including area code: (602) 852-6600

 1. Name and Address of Reporting Person*

                              Abrahams, Robert J.
                              2525 E. Camelback Rd., Suite 1150
                              Phoenix, Arizona 85016


  2. Issuer Name and Ticker or Trading Symbol Ugly Duckling Corporation/UGLY

  3. IRS or Social Security Number of Reporting Person (Voluntary)

  4. Statement for Month/Year 5/98

  5. If Amendment, Date of Original (Month/Year)

  6. Relationship of Reporting Persons to Issuer (Check all applicable)
   X  Director         10% Owner
  ----              ---
      Officer (give    Other (Specify
  ---- title below)  --- below)

  7. Individual or Joint/Group Filing (Check applicable Line)
        X
     ------Form Filed by One Reporting
           Person
     ------Form filed by More than One
           Reporting Person


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                                        TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
   1. Title of Security          2.Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-    7. Nature
      (Instr. 3)                   action      tion         or Disposed of (D)           curities Benefi-    ship         of In-
                                    Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:        direct
                                               (Instr. 8)                                 End of Month        Direct       Benefi-
                                   (Month/                                                (Instr. 3 and 4)    (D) or       cial
                                    Day/  ---------------------------------------                             Indirect     Owner-
                                    Year)  Code    V      Amount   (A) or    Price                            (I)          ship
                                                                   (D)                                        (Instr. 4)   (Instr.
                                                                                                                           4)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Common Stock Unchanged                                                                      500                 I              &
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                      5/18/98!   P!            2,000!     A!      $9.1875!     8,244#               D
-----------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v)                                       Page 2 of 4
                                                                                                                           SEC 1474
                                                                                                                              (7/96)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
    NONE
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

Explanation of Responses:

& Reporting person's wife owns these shares of UGLY Common Stock.

! On 5/18/98 purchased 2,000 shares of UGLY Common Stock at $9.1875 per share through reporting person's "IRA."

# Ending balancing consists, in part, of 6,244 shares of UGLY restricted Common Stock issued under the UGLY Director's Incentive Plan in 6/96 at a price per share of approximately $15.00. These shares vest 33% per year. 5/31/98 ending balance of
  8,244 shares is based on the 4/30/98 ending balance of 6,244 shares of UGLY
  Common Stock plus the purchase of 2,000 shares during 5/98 (6,244 + 2,000 = 8,244 shares).

@ The attached power-of-attorney is included as a part of this filing.

Robert J. Abrahams

/s/ Judith A. Boyle             6/4/98
------------------------------- -------
**Signature of Reporting Person   Date
  By: Judith A. Boyle
      Attorney-in-Fact @


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



                           Page 3 of 3
                        SEC 1474 (7/96)

                               POWER OF ATTORNEY
                                 (R. ABRAHAMS)


     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

     This power of attorney is effective from the date hereof until June 30, 1999, unless earlier revoked or terminated.


                                        /s/ Robert J. Abrahams
                                        ---------------------------------------
                                        Robert J. Abrahams


Dated: May 5, 1998
      --------